UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number: 333-175137

Pinafore Holdings B.V.

(Translation of registrant’s name into English)

Fred. Roeskestraat 123, 1076 EE,

Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Quarterly Report for the Period Ended September 28, 2013.

This Current Report on Form 6-K (“Report”) contains the Quarterly Report of Pinafore Holdings B.V. (the “Company”) and its subsidiaries, as of and for the period ended September 28, 2013, which is filed as Exhibit 99.1.

Forward-Looking Statements

This Report and related exhibit may contain statements that are or may be forward-looking statements. Forward-looking statements include statements that typically contain words such as “expect,” “believe,” “intend,” “anticipate,” “estimate,” “will,” “may,” “could,” “should” and similar expressions. The Company cautions that any forward-looking statements made by the Company are not guarantees of future performance or events and are subject to risks and uncertainties that may cause actual results to differ materially from those predicted. Certain of these risks and uncertainties are described in the Company’s annual report on Form 20-F in the “Risk Factors” section on pages 4 to 25. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Therefore investors should not place undue reliance on such statements as a prediction of actual results. These forward-looking statements represent our view only as of the date they are made and we are not under any obligation to update forward-looking statements contained herein, except as may otherwise be required by law.

Exhibit Index

Exhibit No.	Description

99.1	Quarterly Report of Pinafore Holdings B.V. and its subsidiaries, as of and for the period ended September 28, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pinafore Holdings B.V. (Registrant)

Date: November 6, 2013	By:	/s/ Roel Langelaar
Name: Roel Langelaar
	Title:	Director